SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               S C H E D U L E 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (Amendment No.3)(1)

                         TERAGLOBAL COMMUNICATIONS CORP.
                         -------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   880771 10 0
                                   -----------
                                 (CUSIP Number)

            WallerSutton 2000, L.P.              with a copy to:
            c/o WS Capital, LLC                  Paul A. Gajer, Esq.
            500 West Putnam Ave., 3rd Floor      RubinBaum LLP
            Greenwich, CT 06830                  30 Rockefeller Plaza
            (203) 861-7080                       New York, NY 10112
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                           CUSIP No. 880771 10 0                       13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:  WallerSutton 2000, L.P.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 06-1597858

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:*  OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
     Number of       7     SOLE VOTING POWER
      Shares                                    43,334,167 shares       61.7%
   Beneficially     ------------------------------------------------------------
     Owned By        8     SHARED VOTING POWER
       Each                                     0 shares                   0%
     Reporting      ------------------------------------------------------------
      Person         9     SOLE DISPOSITIVE POWER
       With                                     43,334,167 shares       61.7%
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                                0 shares                   0%
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON:  43,334,167 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  61.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:*  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           CUSIP No. 880771 10 0                       13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:  WallerSutton 2000 L.L.C.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 06-1597858

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:*  OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
     Number of       7     SOLE VOTING POWER
      Shares                                    43,334,167 shares       61.7%
   Beneficially     ------------------------------------------------------------
     Owned By        8     SHARED VOTING POWER
       Each                                     0 shares                   0%
     Reporting      ------------------------------------------------------------
      Person         9     SOLE DISPOSITIVE POWER
       With                                     43,334,167 shares       61.7%
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                                0 shares                   0%
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON:  43,334,167 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  61.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:*  OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           CUSIP No. 880771 10 0                       13D

      This amendment, dated March 6, 2002, amends the Schedule 13D filed with the Securities and Exchange Commission on June 28, 2001, as amended on January 31, 2002 and as further amended on February 5, 2002 (the "Second Amendment"), and relates to the beneficial ownership of WallerSutton 2000, L.P. ("WallerSutton") and its sole general partner, WallerSutton 2000 L.L.C. ("Waller-LLC"), of the Common Stock, par value $0.001 per share, of TeraGlobal Communications Corp. Capitalized terms used but not otherwise defined herein shall have their respective meanings as set forth in the Second Amendment.

ITEM 1. Security and Issuer

      The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 per share (the "Common Stock"), of TeraGlobal Communications Corp. (the "Issuer"), a Delaware corporation, which has its principal executive offices at 9171 Towne Centre Drive, Suite 600, San Diego, California 92122.

ITEM 5. Interests in Securities of the Issuer.

      Due to a calculation error, the number of shares disclosed in the Second Amendment as acquired pursuant to the exercise of the WS New Default Warrant was 24,590,847. The correct number is 23,467,653 and the correct percentage of shares beneficially owned is 61.7%.

                           CUSIP No. 880771 10 0                       13D

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 6, 2002
                                                   WALLERSUTTON 2000, L.P.

                                                   By: WallerSutton 2000 L.L.C.,
                                                         its general partner

                                                   By: /s/ John T. Woodruff
                                                       ------------------------
                                                       Name: John T. Woodruff
                                                       Title: Authorized Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 6, 2002
                                                   WALLERSUTTON 2000 L.L.C.

                                                   By: /s/ John T. Woodruff
                                                       ------------------------
                                                       Name: John T. Woodruff
                                                       Title: Authorized Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).